Mail Stop 3010

January 26, 2010

VIA U.S. MAIL and Fax (310) 454 - 6658

Lawrence Weisdorn
Chief Financial Officer
Vision Industries Corp.
17383 W. Sunset Blvd.
Suite A290
Pacific Palisades, CA 90272

> **Re: Vision Industries Corp.**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2008**
> **Filed December 4, 2009**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2009**
> **Filed November 23, 2009**
> **File No. 000-53315**

Dear Mr. Weisdorn:

We have reviewed your response letter dated January 15, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2008

Financial Statements

General

1.   We note your response to our prior comment one. We note your response only
       partially addressed our comment; as such, we will reissue the comment. Please
       provide for us management's analysis of the transaction with ICE Conversions,
       Inc supporting their current accounting presentation. Within the response, please
       ensure that you address whether the transaction should be accounted for as a
       reverse acquisition. Please reference the specific authoritative accounting
       literature management relied upon. Additionally, with respect to the contingent
       consideration, please tell us if your determination that the successful testing was
       probable to occur is the same as beyond a reasonable doubt as discussed in
       paragraph 26 of SFAS 141. Further, please tell us how you determined it was
       appropriate to record the contributed IP and tangible assets at an amount different
       than the fair market value; within your response, please reference SFAS 141.

2.   We note your response to our prior comment two. Please tell us how you have
       complied with paragraphs 21 and 22 of ASC 718-10-30, or tell us your basis in
       US GAAP for determining that par value is the appropriate value for the
       24,731,500 shares.

3.   We note your responses to our prior comments two and five, please tell us how
       you have complied with ASC 718 or tell us how you determined it was
       appropriate to record a contra-equity account (i.e. deferred compensation).

Exhibit 31.1 and 31.2

4.   We note your response to our prior comment three. We note your certifications
       do not comply with the content of the certifications required under Exchange Act
       Rules 13a-14(a) and 15d-14(a). Specifically, we note you continue to replace the
       word "registrant" with "company" in paragraphs 4 and 5. Please revise your
       certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended September 30, 2009

Financial Statements

Notes to Financial Statements

6.Stockholders' equity, page 11

5.   We note your response to our prior comment nine. Please tell us and disclose in your filing the method you use to amortize the debt discount. Additionally, please confirm you will include a policy footnote in future filings for the information you have provided in your prior response.

6.   We note your response to our prior comment ten. Please tell us how you determined it was appropriate to record the restricted stock as a debt discount. Please be more specific in your reference to authoritative accounting literature.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief